UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9/A

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DIXON TICONDEROGA COMPANY

(Name of Subject Company)

DIXON TICONDEROGA COMPANY

(Names of Persons Filing Statement)

COMMON STOCK

($1.00 PAR VALUE)
(Title of Class of Securities)

CUSIP 255860108

(CUSIP Number of Class of Securities)

Richard A. Asta

Dixon Ticonderoga Company
195 International Parkway
Heathrow, FL 32746
(407) 829-9000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip M. Shasteen, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, LLP
403 E. Madison Street
Tampa, Florida 33602
(813) 225-2500

      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

EXPLANATORY NOTE

      This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dixon Ticonderoga Company, a Delaware corporation (“Dixon”), with the Securities and Exchange Commission on January 7, 2005, as previously amended and supplemented by Amendment No. 1 thereto filed by Dixon on January 26, 2005 (the “Schedule”) relating to the offer by Pencil Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Fila-Fabbrica Italiana Lapis ed Affini S.p.A., an Italian corporation, to purchase all of the issued and outstanding shares of outstanding Dixon common stock at a purchase price of $7.00 per share, net to the seller in cash and without interest thereon. This Amendment No. 2 is being filed to amend the information provided in Item 4 of the Schedule 14D-9. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule.

Item 4.	The Solicitation or Recommendation.

      Item 4 is amended and restated as follows:

Fairness Opinion

      The sixth bullet point (which appears on page 14 of the original Schedule and on page 10 of Amendment No. 1 to the Schedule) is hereby amended by deleting it and replacing it with the following:

•	certain internal financial analyses and forecasts for Dixon prepared by its senior management during their normal budgeting process, including projected 2005 data which assumed the following changes from 2004 estimated results: an 8.4% increase in sales; a 7.1% increase in cost of sales; a 7.2% increase in selling and administrative expenses; a 3% increase in payroll; restructuring charges of $500,000; incremental Sarbanes-Oxley compliance costs of $400,000; refinancing costs of $225,000; and, a 75% increase in net after-tax earnings.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIXON TICONDEROGA COMPANY

By:	/s/ GINO N. PALA

Gino N. Pala
Co-Chief Executive Officer

Dated: February 2, 2005

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